Third Quarter 2007 Earnings Report

October 26, 2007

     Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the third quarter and nine months of 2007.

     Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period.


Summary                                                                             9 months
---------------------------------- ------------ ---------- ---------- ----- ---------- ---------- -------------
(Ps. million)                             3Q06       3Q07      % Var             2006       2007      % Var
---------------------------------------------------------------------------------------------------------------
Revenues .........................       5,318      5,098         (4)           16,144     15,374        (5)
Operating Income .................         366        444         21             1,189      1,115        (6)
Consolidated net income ..........         204        260         27               690        618       (10)
................................... ............ .......... .......... .....    .......... .......... ..........
Net Income of Majority Interest ..         120        132         10               406        271       (33)
................................... ............ .......... .......... .....    .......... .......... ..........
Adjusted EBITDA ..................         509        626         23             1,744      1,613        (8)
................................... ............ .......... .......... .....    .......... .......... ..........
Operating Margin .................           6.9%       8.7%       -                 7.4%       7.3%
Adjusted EBITDA Margin ...........           9.6%      12.3%       -                10.8%      10.5%
................................... ............ .......... .......... .....    .......... .......... ..........
EPS (Ps.) ........................        0.30       0.32          -                 1.01       0.66
EPADS (US$) ......................        0.11       0.12          -                 0.37       0.24

Construction backlog .............      12,630     30,832        144
---------------------------------- ------------ ---------- ---------- -----    ---------- ---------- ----------


     3Q07 Highlights
--------------------------------------------------------------------------------
- Revenues decreased 4%, to Ps. 5,098 million. Lower construction revenues (77% of the total) were partially offset by increased revenues from Infrastructure and Housing.

     - Operating income rose 21% to Ps. 444 million, with an operating margin of 8.7%. Lower cost of sales offset an increase in general and administrative expenses.

     - Net income of majority interest in 3Q07 was Ps. 132 million, a 10% increase. Earnings per share were Ps. 0.32 and US$0.12 per ADS.

     - Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, increased 23% to Ps. 626 million, with an Adjusted EBITDA margin of 12.3%.

     - On August 31st, there was a 3:1 split of ADSs. The ratio of ADSs per Ordinary Participation Certificate (CPO) was changed to 1 ADS per 4 CPOs from the previous 1:12.

     - New construction contract awards added to backlog were Ps. 25,719 million in 3Q07. As of September 30, 2007 construction backlog was Ps. 30,832 million, equivalent to 24 months of work based on third quarter construction revenues. The new contract awards during the quarter and the level of consolidated backlog at quarter-end were each the highest recorded since ICA became a public company. The ratio of new contracts to execution of backlog was 6.56.

     - The principal new projects added to backlog were: the La Yesca Hydroelectric Project Ps. 8,355 million), Chicontepec II oil field project (Ps. 4,482 million), the Nuevo Necaxa-Tihuatlan concessioned highway (Ps. 2,741 million), the Rio Verde-Ciudad Valles concessioned highway (Ps. 2,617 million), and the Aqueduct II water supply concession in Queretaro (Ps. 1,456 million).

     - ICA delivered and was paid for the second turbine unit of the El Cajon Hydroelectric Project during 3Q07. The client, the Federal Electricity Commission (CFE), paid US$308 million in accordance with the contract. The proceeds were principally used, together with existing reserves, to repay US$395 million in outstanding debt related to the project. As of September 30, 2007, ICA has paid 100% of the debt related to the El Cajon Hydroelectric Project.

     - In September and October, ICA carried out a primary offering of shares that raised net proceeds of US$519.7 million. As of the end of the third quarter, this was reflected as an increase in cash and shareholders' equity, not including the over-allotment option of 78.2 million shares. The placement took place through both the Mexican and New York Stock Exchanges.

     - ICA used approximately 60% of the resources obtained from the share placement for the payment of the first FARAC concessioned highway package for Ps. 3,118 million.

     - Total debt as of September 30, 2007 was Ps. 7,201 million, a reduction of Ps. 5,648 million as compared to September 30, 2006. Net debt was Ps. 306 million.



Overview of the Quarter
--------------------------------------------------------------------------------
     The results for the third quarter reflect a slight reduction in revenues as a result of the completion of construction projects and the fact that the new projects that have been awarded to ICA in the construction and other concessions segment are not yet contributing significantly to revenues. The decrease in construction revenues was partially offset by increased housing and infrastructure revenues.

     The results of the quarter also reflect the delivery and receipt of payment for the second turbine unit of El Cajon Hydroelectric Project, and the payment of 100% of the debt related to the project, and the capital increase that is expected to provide the resources for the company's next stage of growth, particularly in concessions and housing.

     The new projects awarded in the third quarter increased ICA's backlog as of September 30, 2007 to its highest level since becoming a public company.

     ICAs business strategy is to grow and diversify in the infrastructure and housing sectors, which ICA believes offers opportunity for higher growth, higher margins, and reduced cyclicality. The goal is to generate up to 40% of total revenues from infrastructure and housing by 2010, as compared to 23% at present.


Consolidated Results of Operations
                                                                                       9 months
------------------------------------- ------------ ------------ ---------- --- --------------------------------
(Ps. millions)                               3Q06         3Q07    % Var            2006       2007       % Var
------------------------------------- ------------ ------------ ---------- --- ---------- ---------- ----------
Revenues ............................          5,318        5,098     (4)            16,144     15,374     (5)
Costs ...............................          4,554        4,163                    13,818     12,817
General and administrative expenses .            397          491                     1,137      1,441
...................................... ............ ............ .......... ... .......... .......... ..........
Operating Income ....................            366          444     21              1,189      1,115     (6)
...................................... ............ ............ .......... ... .......... .......... ..........
Other (Income) Expense, net .........              3            2                        69        (68)
Financing Cost (Income), net ........             52           75                       100        396
Share in net income of affiliates ...              2           10                         7         29
Taxes ...............................            109          118                       336        197
Consolidated Net Income .............            204          260     27                690        618    (10)
Net Income of Minority Interest .....             84          128                       284        348
...................................... ............ ............ .......... ... .......... .......... ..........
Net Income of Majority Interest .....            120          132     10                406        271    (33)
 ..................................... ............ ............ .......... ... .......... .......... .........
EPS (Ps.) ...........................          Ps. 0.30     Ps. 0.32                  Ps. 1.01   Ps. 0.66
EPADS (US$) .........................           US$0.11      US$0.12                   US$0.37    US$0.24
Weighted average shares (millions) ..            404.62       413.87                    403.96     408.73
------------------------------------- ------------ ------------ ---------- --- ---------- ---------- ----------


Third quarter 2007

     Revenues were Ps. 5,098 million, a decrease of 4%. The decrease in revenues was principally due to a lower volume of work in Civil and Industrial Construction as a result of the completion of projects during 4Q06 and the first nine months 2007, and to the fact that recently contracted Industrial and Civil Construction projects have not begun construction. Revenues in Mexico represented 85% of the total. Revenues denominated in foreign currency, both dollars and other currencies, were 33% of the total.

     Cost of sales was Ps. 4,163 million, as compared to Ps. 4,554 million during the same period of 2006. Cost of sales was 82% of revenues in the third quarter of 2007, compared to 86% in 3Q06.

     General and administrative expenses totaled Ps. 491 million, a Ps. 94 million increase as compared to 3Q06. Of the increase, Ps. 42 million was bid preparation expenses. The segments with the largest increases in general and administrative expenses, excluding bid preparation expenses, were Concessions (up Ps. 46 million) and Housing (up Ps. 43 million), both related to increased activity. General and administrative expenses increased to 10% of revenues in 3Q07, as compared to 7% in 3Q06.

     Operating income was Ps. 444 million, an increase of 21%, with positive contributions from all business segments: Civil Construction operating income was Ps. 104 million, Industrial Construction Ps. 50 million, Rodio Ps. 26 million, Housing Ps. 74 million, Infrastructure Ps. 177 million, and Other operations Ps. 14 million.

     Other (income) expense, net was an expense of Ps. 2 million, as a result of the combined effect of the recovery as a result principally of the finalization of the sale of Alsur and the inclusion, effective 1Q07, of statutory employee profit sharing expense, which was Ps. 9 million.

     The integral financing cost in 3Q07 was Ps. 75 million. The integral financing cost includes the effect of certain accounts payable and accounts receivable of the El Cajon hydroelectric project, which totaled Ps. 20 million net, which was partially offset by interest income and an exchange gain during the quarter. See the discussion of debt below.

     Share of net income of unconsolidated affiliates was Ps. 10 million, compared to Ps. 2 million in the prior year period, principally as a result of Pro Medio Ambiente Mexico.

     Taxes totaled Ps. 118 million, equivalent to an effective tax rate of 31%, and a 44.3% effective rate for cash taxes for the fiscal year 2007.

     Consolidated net income was Ps. 260 million, an increase of 27% as compared to Ps. 204 million in 3Q06.

     Net income of majority interest was Ps. 132 million, compared to Ps. 120 million in 3Q06. o Earnings per share were Ps. 0.32, based on 413.87 million weighted average shares outstanding, compared to Ps. 0.30, based on a weighted average of 404.62 million shares outstanding in the prior year period. o Earnings per ADS were US$0.12, as compared to US$0.11 in 3Q06.


January-September 2007

     Revenues were Ps. 15,374 million, a decrease of 5% as compared to Ps. 16,144 million during the first nine months of 2006. The decrease in revenues was principally a result of the completion of projects during the second half of 2006 and the first nine months of 2007, while new projects awarded are not yet contributing significantly to revenues.

     Operating income was Ps. 1,613 million, a decrease of 6% as compared to Ps. 1,189 million in the same period of 2006.

     Consolidated net income was Ps. 618 million, a 10% decrease as compared to Ps. 690 million in the same period of 2006.

     Net income of majority interest was Ps. 271 million, compared to Ps. 406 million in the first nine months of 2006. o Earnings per share were Ps.0.66, based on 408.73 million weighted average shares outstanding, compared to Ps. 1.01, based on a weighted average of 403.96 million shares outstanding in the prior year period. o Earnings per ADS were US$0.24, as compared to US$0.37 in the 2006 period.

 Adjusted EBITDA                                                                     9 months
------------------------------------- ------------ ---------- ---------- --- ------------------------------
(Ps. million)                                3Q06       3Q07      % Var           2006       2007    % Var
------------------------------------- ------------ ---------- ---------- --- ---------- ---------- --------
Net income of majority interest .....         120        132         10            406        271      (33)
Add backs:
  Net Income of Minority Interest ...          84        128                       284        348
  Taxes .............................         109        118                       336        197
  Share in Net Income of Affiliates .          (2)       (10)                       (7)       (29)
  Integral financing cost ...........          52         75                       100        396
  Other (Income) Loss, net ..........           3          2                        69        (68)
  Depreciation and amortization .....         142        182                       582        498
...................................... ............ .......... .......... ... .......... .......... ........
Adjusted EBITDA .....................         509        626         23          1,744      1,613       (8)
...................................... ............ .......... .......... ... .......... .......... ........
Adjusted EBITDA Margin ..............           9.6%      12.3%                     10.8%      10.5%
------------------------------------- ------------ ---------- ---------- --- ---------- ---------- --------


     Adjusted EBITDA in 3Q07 rose 23% to Ps. 626 million, with an Adjusted EBITDA margin of 12.3%, compared to 9.6% in the 2006 quarter.

     For the nine months, Adjusted EBITDA was Ps. 1,613 million, a reduction of 8%. The Adjusted EBITDA margin was 10.5%, compared to 10.8% in the 2006 period.

     Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. Adjusted EBITDA is not a financial measure computed under U.S. GAAP and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes,
(iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently. We provide a reconciliation of Net income of majority interest to Adjusted EBITDA in the table above.



Business Unit Performance

                                                                                      9 months
------------------- ------------------- ---------------------- -------- -- -----------------------------------
(Ps. million)                                3Q06        3Q07    % Var         2006         2007      % Var
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Construction .....  Revenues ..........    4,441       3,922      (12)        13,563      12,206        (10)
                    Operating Income ..      132         180       36            481         393        (18)
                    Adjusted EBITDA ...      183         247       35            771         565        (27)
                    Operating Margin ..        3.0%        4.6%                    3.5%        3.2%
                    Adj.EBITDA Margin .        4.1%        6.3%                    5.7%        4.6%
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Housing
Development ......  Revenues ..........      357         531       49           960        1,324         38
                    Operating Income ..       26          74      189            80          136         70
                    Adjusted EBITDA ...       30          81      174            88          148         68
                    Operating Margin ..        7.2%       14.0%                   8.3%        10.3%
                    Adj.EBITDA Margin .        8.3%       15.2%                   9.2%        11.2%
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Infrastructure ...  Revenues ..........      536         696       30         1,572        1,913         22
                    Operating Income ..      204         177      (13)          630          632          0
                    Adjusted EBITDA ...      289         294        2           881          937          6
                    Operating Margin ..       38.0%       25.3%                  40.1%        33.0%
                    Adj.EBITDA Margin .       53.9%       42.2%                  56.0%        49.0%
=================== =================== ========== =========== ======== == ========== ============ ==========
Other* ............ Revenues ..........      (17)        (51)                    48          (70)
                    Operating Income ..        4          14                     (2)         (45)
------------------- ------------------- ---------- ----------- -------- -- ---------- ------------ ----------
Consolidated ...... Revenues ..........    5,318       5,098       (4)          16,144       15,374      (5)
                    Operating Income ..      366         444       21            1,189        1,115      (6)
                    Adjusted EBITDA ...      509         626       23            1,744        1,613      (8)
                    Operating Margin ..        6.9%        8.7%                      7.4%         7.3%
                    Adj.EBITDA Margin .        9.6%       12.3%                     10.8%        10.5%
-------------------------------------------------------------------------------------------------------------

      * Includes corporate and consolidation effects, and non-strategic assets being divested, that may occasionally generate revenues.


Construction
--------------------- ---------------------  ----------   ---------  ---------- -- ------------------------------------
                                                                                              9 months
--------------------- ---------------------  ----------   ---------  ---------- -- ----------- -----------   ----------
(Ps. million)                                   3Q06        3Q07        %Var          2006        2007         % Var
--------------------- ---------------------  ----------   ---------  ---------- -- -----------  ------------ ----------
Construction Total .  Revenues ............    4,441       3,922        (12)         13,563      12,206       (10)
                      Operating Income ....      132         180         36             481         393       (18)
                      Adjusted EBITDA .....      183         247         35             771         565       (27)
                      Operating Margin ....        3.0%        4.6%                       3.5%        3.2%
                      Adj.EBITDA Margin ...        4.1%        6.3%                       5.7%        4.6%
===================== =====================  ==========   =========  ========== == ===========  ============ ==========
Civil Construction .  Revenues ............    2,195       1,650        (25)          6,507       5,286       (19)
                      Operating Income ....       81         104         29             241         202       (16)
                      Adjusted EBITDA .....      104         137         32             423         276       (35)
                      Operating Margin ....        3.7%        6.3%                       3.7%        3.8%
                      Adj. EBITDA Margin ..        4.7%        8.3%                       6.5%        5.2%
--------------------- ---------------------  ----------   ---------  ---------- -- -----------  ------------ ----------
Industrial
Construction .......  Revenues ............    1,816       1,771         (2)          5,826       5,581        (4)
                      Operating Income ....       30          50         66             171         144       (16)
                      Adjusted EBITDA .....       44          67         52             245         189       (23)
                      Operating Margin ....        1.6%        2.8%                       2.9%        2.6%
                      Adj. EBITDA Margin ..        2.4%        3.8%                       4.2%        3.4%
--------------------- ---------------------  ----------   ---------  ---------- -- -----------  ------------ ----------
Rodio Kronsa .......  Revenues ............      430         501         17           1,230       1,340          9
                      Operating Income ....       22          26         18              68          47       (32)
                      Adjusted EBITDA .....       35          42         22             103         100        (3)
                      Operating Margin ....        5.1%        5.1%                       5.6%        3.5%
                      Adj.EBITDA Margin ...        8.0%        8.4%                       8.4%        7.5%
--------------------- ---------------------  ----------   ---------  ---------- -- -----------  ------------ ----------

     The Construction segment recorded a 12% decline in revenues in 3Q07. Civil Construction and Industrial Construction both declined, by 25% and 2% respectively, while Rodio revenues increased 17%. The operating margin improved slightly to 4.6%. The segment generated Adjusted EBITDA of Ps. 247 million, with an EBITDA margin of 6.3%.


Civil Construction
--------------------------------------------------------------------------------

The projects that contributed most to revenues were:

     - Terminal II of the Mexico International Airport (6.5% of 3Q07 construction revenues, with a scheduled completion date of November 2007),

     - The Cachamay stadium in Venezuela (4.7% of 3Q07 construction revenues, with a scheduled completion date of December 2007), and

     - The Queretaro Irapuato PPP (2.9% of 3Q07 construction revenues, with a scheduled completion date of October 2009)

     Revenues decreased 25% during the third quarter, as compared to 3Q06, principally as a result of the completion of projects. The operating margin was 6.3%, an increase of 2.6 percentage points, as a result of the completion of projects and cancellation of related provisions. Civil Construction did not have any bid preparation expenses in 3Q07.

     Adjusted EBITDA increased 32% to Ps. 137 million, with an Adjusted EBITDA margin of 8.3%.


Industrial Construction
--------------------------------------------------------------------------------

     The projects that contributed most to revenues in 3Q07 were:

     - Package II of the Minatitlan refinery reconfiguration, which accounted for 16% of consolidated revenues (21.4% of 3Q07 construction revenues, with a scheduled completion date of July 2008),

     - Reynosa V and VI cryogenic plants for PEMEX (8.4% of 3Q07 construction revenues, with a scheduled completion date of January 2009), and

     - The Chicontepec I oil field project (4.3% of 3Q07 construction revenues, with a scheduled completion date of March 2008)

     Revenues decreased 2% compared to the prior year period as a result of the completion of projects, principally the offshore exploration platforms. The Industrial Construction operating margin was 2.8%, an increase as compared to 3Q06. Bid preparation expenses were Ps. 22.3 million in 3Q07.

     Industrial Construction Adjusted EBITDA was Ps. 67 million in 3Q07, an increase of 52%, and equivalent to an Adjusted EBITDA margin of 3.8%.


Rodio
--------------------------------------------------------------------------------

     Rodio accounted for about 13% of total construction revenues. The most important projects were:

     - IKEA shopping mall in Malaga

     - Hydraulic drilling for pilings for La Seda de Barcelona

     - The Alameda Tunnel on the southern coast of Spain

     ICA's share of Rodio revenues was Ps. 501 million, an increase of 17%, as compared to Ps. 430 million in 3Q06. Rodio operating margin for 3Q07 was 5.1%. Rodio generated Adjusted EBITDA of Ps. 42 million, with an Adjusted EBITDA margin of 8.4%.

El Cajon Hydroelectric Project
--------------------------------------------------------------------------------

     El Cajon hydroelectric project revenues were Ps. 102 million. Operating income was Ps.5 million, with an operating margin of 5%. The project was delivered to the Federal Electricity Commission (CFE) during 3Q07 and the contract is in the process of being finalized.


                                                                          9 months
                                                               --------------------------------
(Ps. million)                  3Q06         3Q07      % Var         2006       2007      % Var
------------------------- ------------ ------------ ---------- ------------ ---------- --------
Revenues ................        31          102        224        1,254        374       (70)
Operating Income ........         2            5        175           75         19       (75)
Operating Margin ........         6%           5%                      6%         5%
------------------------- ------------ ------------ ---------- ------------ ---------- --------

     The total value of the project was US$876 million as of September 30, 2007. As a result of negotiations, ICA and the client have agreed to submit to an independent expert claims for those unit prices or work volumes for which the parties have not yet reached an agreement; these claims total US$28 million, which have not been recorded as revenues. Some concepts are still in process of conciliation and negotiation. As a result, the project has not been finalized.

     On September 10, 2007, ICA delivered the second turbine unit, and the project started commercial operation with its full rated capacity of 750 MW. In accordance with the contract, CFE made a payment for US$308 million. A significant portion of this payment, together with a US$175 million reserve established with the proceeds of the first payment received from the client in February 2007, was applied to repay US$395 million in debt related to the project, including payment of the US$230 million 144A bond. As of September 30, 2007, 100% of the debt related to El Cajon Hydroelectric Project had been paid.

     The balance sheet of the project on September 30, 2007, after delivery of the project to the client, are shown below. The remaining liabilities are principally due to the joint venture partners and to suppliers.


                                                                   September 30,
                                                           -----------------------
(Ps. Million)                                                    2006      2007       % Var
---------------------------------------------------------- ------------- --------- ----------
Total Assets ............................................        10,463     2,709       (74)
Cash and Cash Equivalents ...............................           370       931
Accounts Receivable .....................................         6,222       611
Other Current Assets ....................................           646     1,151
Total Current Assets ....................................         7,238     2,693
Long Term Assets ........................................         3,225        16
.......................................................... ............. .........  ..........
Total Liabilities .......................................         8,744       973       (89)
Current Liabilities .....................................         5,732       881
Long Term Liabilities ...................................         2,818         -
Other Liabilities .......................................           194        92
........................................................... ............. ......... ..........
Equity ..................................................         1,719     1,736         1
--------------------------------------------------------- ------------- ---------  ----------



Housing Development

                                                                                       9 months
----------------- --------------------- ------------ ---------- -------- -- -------------------------------
(Ps. million)                                3Q06        3Q07    % Var          2006        2007   % Var
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------
Housing
Development ....  Revenues ...........        357        531       49            960       1,324      38
                  Operating Income ...         26         74      189             80         136      70
                  Adjusted EBITDA ....         30         81      174             88         148      68
                  Operating Margin ...          7.2%      14.0%                    8.3%       10.3%
                  Adj EBITDA Margin ..          8.3%      15.2%                    9.2%       11.2%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------
                  Units sold .........      1,241      1,958       58          3,643       4,747      30
                                            -----      -----       --          -----       -----      --
                   Entry level .......         41%        45%                     40%         46%
                   Economic ..........          0%        16%                      0%         12%
                   Traditional .......         59%        18%                     60%         22%
                   Middle income .....          0%        21%                      0%         20%
----------------- --------------------- ------------ ---------- -------- -- ----------- ----------- -------

     ViveICA, ICA's housing subsidiary, sold 1,958 units during 3Q07, compared to 1,241 units in 3Q06. ViveICA currently has operations in 10 Mexican states. Of the units sold, 45% was entry-level housing (vivienda de bajos ingresos), 16% was economic housing (vivenda economica), 18% was traditional housing (vivienda tradicional), and was 21% middle income (media residencial), which represents a significant change in the mix compared to the prior year period.

     Revenues increased 49% to Ps. 531 million, as compared to Ps. 357 million in the same period of 2006. Housing Development Adjusted EBITDA during 3Q07 was Ps. 81 million, an increase of 174% compared to 3Q06, equivalent to an Adjusted EBITDA margin of 15.2%.

     The land reserve as of September 30, 2007 was 1,007 hectares, equivalent to 44,856 housing units in 23 projects in the cities of Tijuana, Mexicali, Ciudad Juarez, Leon, Queretaro, Toluca, Mexico City, Cancun, Aguascalientes, Guadalajara, and Veracruz.



Infrastructure
                                                                                        9 months
--------------------- ------------------- ------------ ---------- ----------  ---------- ---------- ---------
(Ps. million)                                 3Q06       3Q07     % Var         2006       2007       % Var
--------------------- ------------------- ------------ ---------- ----------  ---------- ---------- ---------
Infrastructure ...... Revenues ..........      536        696         30        1,572      1,913        22
                      Operating Income ..      204        177        (13)         630        632         0
                      Adjusted EBITDA ...       289       294          2          881        937         6
                      Operating Margin ..        38.0%     25.3%                   40.1%      33.0%
                      Adj.EBITDA Margin .        53.9%     42.2%                   56.0%      49.0%
===================== =================== ============ =========== ==========  ========= ========== =========
Airports ............ Revenues ..........       421       479         14        1,231      1,383        12
                      Operating Income ..       183        207        13          502        565        13
                      Adjusted EBITDA ...       245        284        16          675        765        13
                      Operating Margin ..        43.4%      43.1%                  40.8%      40.8%
                      Adj.EBITDA Margin .        58.2%      59.2%                  54.8%      55.3%
--------------------- ------------------- ------------ ----------- ----------  --------- ---------- -----------
 Other Concessions .. Revenues ..........       115        217        88          341        530        55
                      Operating Income ..        21        (30)                   128         67      (47)
                      Adjusted EBITDA ...        44         10       (76)         205        172      (16)
                      Operating Margin ..        18.1%     (14.0%)                 37.6%      12.7%
                      Adj.EBITDA Margin .        38.2%       4.8%                  60.2%      32.4%
--------------------- ------------------- ------------ ----------- ----------  --------- ---------- ---------


     Infrastructure includes the results of operations of Airports and Other Concessions.

     Revenues increased 30% to Ps. 696 million in 3Q07, as compared to Ps. 536 million in 3Q06. Operating income was Ps.176 million in 3Q07, a 13% decrease as compared to the same period of 2006. The operating margin decreased to 25.3%. Adjusted EBITDA was Ps. 294 million, equivalent to an Adjusted EBITDA margin of 42.2%.

Airports
                                                                                       9 months
-----------------------------------------------------------------------------------------------------------
(million passengers)               3Q06        3Q07       % Var            2006      2007    % Var
-----------------------------------------------------------------------------------------------------------
Total passenger traffic .....      2.95        3.76          28             8.76     10.61     22
 Domestic ...................      2.43        3.23          33             6.77      8.73     29
 International ..............      0.52        0.53           2             1.96      1.89     (4)
-----------------------------------------------------------------------------------------------------------

     During 3Q07, 3.76 million terminal passengers were served in the 13 airports, as compared to the 2.95 million in the same period of 2006, an increase of 28%. Passengers on domestic flights accounted for 85.9% of the passenger total, and international passengers were 14.1%. Domestic passengers increased 33%, and international passengers increased 2% as compared to 3Q06. Monterrey airport accounted for 48% of total passengers.

     Revenues, including the operations of Grupo Aeroportuario del Centro Norte
(OMA), Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 479 million, with a 43.1% operating margin. Adjusted EBITDA was Ps. 284 million, with an Adjusted EBITDA margin of 59.2%.

     Aeronautical revenues during 3Q07 were Ps. 392 million, or 81.8% of the total. Non-aeronautical revenues were Ps. 87 million, or 18.2% of the total.

     The Mexican Ministry of Communications and Transportation (SCT) regulates all aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months so long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

     The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero.


Other Concessions
--------------------------------------------- ------------- -------------- ------------ -------------------
Project                                                         Date of                        Investment
                                               Length, km     concession     Owner-ship      (Ps. million)
--------------------------------------------- ------------- -------------- ------------ -------------------
San Martin-Tlaxcala-El Molinito Highway * ..       25.5           1991          20%                  29
Acapulco Tunnel ............................        2.9           1994         100%                 655
Corredor Sur Highway, Panama ...............       19.5           1995         100%               2,106
Irapuato-La Piedad Highway PPP .............       74.3           2005         100%                 691
Queretaro-Irapuato Highway PPP .............       93.0           2006         100%                 205
Aqueduct II, Queretaro .....................      108.0           2007          37%                   1
Nuevo Necaxa Tihuatlan Highway .............       85.0           2007          50%                 250
Rio Verde  Ciudad Valles Highway ...........      113.2           2007         100%                   1
FARAC first package of tollroads * .........      558.0           2007          20%               3,118
--------------------------------------------- ------------- -------------- ------------ -------------------

* Unconsolidated affiliate. Results included in share of net income in unconsolidated affiliates.



                                                                              9 months
-------------------------------------------------------------------- --------------------------------
(000 vehicles per day)                 3Q06       3Q07     % Var         2006        2007     % Var
---------------------------------- ---------- ---------- ----------  ------------ ---------- --------
Corredor Sur                         64,314      81,666      27           58,098     75,966       31
Acapulco Tunnel                       8,899       9,205       3            8,706      9,237        6
---------------------------------- ---------- ---------- ----------  ------------ ---------- --------

     Corredor Sur average traffic volume in 3Q07 increased 27% to 81,666 vehicles per day, compared to 64,314 vehicles per day in 3Q06. Revenues were Ps.
86.6 million, an increase of 29%, as compared to Ps. 67 million in the same period of 2006.

     The Acapulco Tunnel had an average daily traffic volume of 9,205 vehicles, compared to 8,899 vehicles in the same quarter of 2006. Revenues were Ps. 32.6 million, compared to Ps. 29.2 million in 3Q06.

     The Irapuato-La Piedad highway PPP (Public Private Partnership) modernization work advanced in 3Q07, with total investment through September 30, 2007 of Ps. 691 million. The transfer of resources to the concessionaire has been made in the form of a capital contribution and a Ps. 580 million project finance term loan. As of quarter end, Ps. 450 million of this loan had been drawn.

     The Queretaro-Irapuato highway PPP modernization work advanced in 3Q07, and the financing is in the process of closing. Investment as of September 30, 2007 totaled Ps. 205 million.

     The Waste Water treatment plant in Ciudad Acuna, Coahuila with a capacity of 450 liters/sec is operating in a normal manner, and is servicing its debt.

     Revenues from concessions increased 88% to Ps. 217 million. The growth reflects increases in tolls on the existing concessions and the entry in to operation and receipt of partial payments for the Irapuato - La Piedad PPP. Operating loss was Ps. (30) million, compared to an operating profit of Ps. 21 million in the prior year period. The loss resulted principally from expenses of bid preparation expenses Ps. 22 million and a Ps. 46 million increase in administrative expenses related to the growth of the business unit.


Construction Backlog
-------------------------------------------------  ---------------- -----------
(Ps. million) Balance Months Work*
-------------------------------------------------  ---------------- -----------
Balance, June, 2007                                        9,035           7
-------------------------------------------------  ---------------- -----------
    New contracts and contract additions                  25,719          20
-------------------------------------------------  ---------------- -----------
  Work executed                                            3,922           3
Balance, September 30, 2007                               30,832          24
-------------------------------------------------  ---------------- -----------
Awarded Projects not yet included                          2,853           2
Total volume of work awarded                              33,685          26
  * Based on construction revenues at 3Q07 levels
-------------------------------------------------  ----------------- -----------

     Effective January 1, 2007 in accordance to IFRIC 12, construction contracts with subsidiaries that operate concessions are included in consolidated backlog.

     New construction contract awards and net contract additions were Ps. 25,719 million in 3Q07. The principal new projects were:

     - The La Yesca Hydroelectric Project (US$767 million)

     - Chicontepec II oil field project (US$409 million), and

     - Nuevo Necaxa - Tihuatlan highway (Ps. 2,741 million).

     Construction backlog was Ps. 30,832 million as of September 30, 2007, an increase of Ps. 21,797 million compared to construction backlog as of June 2007, and was the equivalent of 24 months of work at 3Q07 levels. At the end of September, ICA was awarded, by subsidiaries of Grupo Mall, two projects for Ps. 1,353 million, which have not been included in the backlog since the construction or concession contracts were not signed prior to quarter end. These include additional work on the FARAC tollroads and two projects with subsidiaries of Grupo Mall, which in total were Ps. 2,853 million.

     Construction backlog as of September 30, 2007 was the highest level recorded by ICA since it became a public company.

     The backlog book & burn ratio is calculated as the ratio of new contracts and contract additions to construction revenues. For 3Q07, book & burn was 6.56, which can be interpreted to mean that the volume of new contracts was 6-1/2 times the level of revenues.


Balance Sheet
----------------------------------------------------------------- ---------------------------- --- ---------
(Ps. million)                                                                September 30,
                                                                         2006            2007        % Var
----------------------------------------------------------------- --------------- ------------ --- ---------
   Assets
   Cash and Cash Equivalents ...........................                    5,492        6,895           26
   Trade and Contract Receivables ......................                   11,260        6,773          (40)
   Other Receivables ...................................                    1,006        1,216           21
   Inventories .........................................                    2,445        1,981          (19)
   Other Current Assets ................................                    1,042          907          (13)
                                                                            -----          ---          ---
Total Current Assets ...................................                   21,245       17,772          (16)
  Long Term Assets .....................................                   12,140       15,247           26
                                                                           ------       ------           --
Total Assets ...........................................                   36,563       35,396           (3)
----------------------------------------------------------------- --------------- ------------ --- ---------
  Accounts Payable .....................................                    2,852        2,481          (13)
  Current Debt .........................................                    5,760        1,650          (71)
  Other Current Liabilities ............................                    5,889        4,953          (16)
                                                                            -----        -----          ---
Total Current Liabilities ..............................                   14,501        9,083          (37)
Long Term Liabilities ..................................                    7,903        6,525          (17)
Stockholders' Equity ...................................                   14,159       19,788           40
                                                                           ------       ------           --
Total Liabilities and Stockholders' Equity .............                  36,563        35,396           (3)
----------------------------------------------------------------- --------------- ------------ --- ---------

     Total assets as of September 30, 2007 were reduced by Ps. 1,168 million, and capital increased by Ps. 5,629 million, as compared to September 30, 2006.

     Cash and cash equivalents were Ps. 6,895 million at September 30, 2007, an increase of 26% as compared to 3Q06. ICA received Ps. 4,947 million in net proceeds from the capital increase, excluding the over-allotment that closed in October. Of these resources, Ps. 3,118 million was deposited in a trust for ICA's share of the payment for the FARAC tollroads. At September 30, 2007, 63% of cash and cash equivalents were in the following subsidiaries: 29% in Airports, 13% in the El Cajon hydroelectric project, 12% in ICA Fluor, 7% in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings, 2% in Rodio, and 1% in Housing. This cash generally can only be used by ICA in accordance with each subsidiary's bylaws or relevant contracts. The remaining 37%, or Ps. 2,536 million, was held at the parent company level of ICA or in its other operating subsidiaries. Of total cash as of September 30, 2007, 17% represented client advances.

     Short-term accounts receivable declined Ps. 4,487 million, or 39.8%, principally as a result of the payment of accounts related to the El Cajon hydroelectric project. Civil Construction accounts receivable decreased Ps. 5,438 million, which was offset by the increase in Industrial Construction accounts receivable of Ps. 658 million, as a result of advances in the execution of projects. Housing Development accounts receivable increased Ps. 243 million as compared to 3Q06, as a result of a higher level of activity.

     Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that are included in the Industrial Construction segment totaled Ps. 1,547 million, of which Ps. 1,007 million is for Package II of the Minatitlan refinery reconfiguration project, and Ps. 539 million is for the Chicontepec I oil field project.

     Other accounts receivable increased 21% to Ps. 1,216 million.

     Inventories were Ps. 1,981 million, a decrease of Ps. 464 million compared to the prior year period. Civil Construction accounted for Ps. 327 million of the reduction, reflecting advances in the execution of projects, while Housing inventories decreased Ps. 236 million as a result of increased sales. These reductions were offset in part by an increase in Industrial Construction inventories.


     Long-term assets were Ps. 15,247 million at September 30, 2007, an increase of Ps. 3,107 million, principally as a result of the investments in unconsolidated affiliates for Ps. 3,118 million, for ICA's share of the first package of FARAC tollroads, which was offset in part by the collection of long term receivables for the El Cajon project. This account also includes investments in concessions totaling Ps. 9,288 million and long term inventories of Ps.895 million corresponding to land reserves in Housing.

     Total liabilities decreased Ps. 6,797 million to Ps. 15,608 million as of September 30, 2007, as compared to Ps. 22,405 million one year earlier, as described in the debt section below.

     Shareholders' equity increased by Ps. 5,629 million as a result of the increase in capital as a result of the public offering of 78,260,872 shares at a price of Ps. 65 per share in September 2007, excluding the sale of over-allotment shares carried out in October 2007, and cumulative net income between October 2006 and September 30, 2007.

Debt

                                                                         September 30,
                                                                  --------------- ------------
(Ps. million)                                                               2006         2007         %Var
----------------------------------------------------------------- --------------- ------------ ------------
  Short Term ....................................                          5,760        1,650         (71)
  Long Term .....................................                          7,089        5,551         (22)
Total Debt ......................................                         12,849        7,201         (44)
Total Cash and cash equivalents .................                          5,492        6,895           26
----------------------------------------------------------------- --------------- ------------ ------------
Total Net Debt ..................................                          7,357          306         (96)
----------------------------------------------------------------- --------------- ------------ ------------
By source of repayment
  Holding company (EMICA) .......................                              0            0           -
  Operating companies ...........................                          2,184        3,252          49
  El Cajon hydroelectric project ................                          7,295            0        (100)
   Other projects ...............................                          3,370        3,948          17
                                                                           -----        -----          --
Total debt ......................................                         12,849        7,201         (44)
                                                                          ======        =====         ===


     Total debt decreased Ps. 5,648 million to Ps. 7,201 million as of September 30, 2007, as compared to Ps. 12,849 million one year earlier. Cash and cash equivalents include resources obtained from the capital increase, excluding the over-allotment shares which closed in October. During 3Q07, ICA paid 100% of the debt related to El Cajon Hydroelectric Project. This is the reason for the decrease in total debt.

     Net debt decreased to Ps. 306 million, compared to Ps. 7,357 million at the close of 3Q06, as a result of the payment of the debt related to El Cajon Hydroelectric Project and the increase in cash and cash equivalents from the capital increase in September 2007.

     As of September 30, 2007, 23% of ICA's total debt matures in less than one year. Debt denominated in foreign currency, principally dollars, is 30% of total debt, and 71% is securities debt.

     Based on source of repayment, Ps. 3,948 million, or 55%, of ICA's total debt corresponds to projects, and Ps. 3,252 million, or 45%, is operating company debt. ICA had no parent company debt outstanding at September 30, 2007.


Debt maturity profile
-----------------------------------------------------------------------------------------------------------
(Ps. million)                     2007         2008         2009         2010          2011    2012 - 2025
-----------------------------------------------------------------------------------------------------------
Operating company ..........       161          439          109          100           106          2,338
Project ....................       356          429          331           85           111          2,636
............................................................................................................
Total ......................       517          868          439          185           217          4,974
-----------------------------------------------------------------------------------------------------------


     The weighted average interest rate on ICA's debt was 13.1%. The change in the weighted average interest rate was the result of factors explained for financial expenses.


--------------------------------------------------------- ------------ ------------
(Ps. million) 3Q06 3Q07
--------------------------------------------------------- ------------ ------------
Interest expense included in Integral Financing Cost              143          302
Interest expense included in cost of sales                        151            -
--------------------------------------------------------- ------------ ------------
Total Interest Expense                                            293          302
--------------------------------------------------------- ------------ ------------
Weighted average debt outstanding                              12,476        9,212
.......................................................... ............ ............
Weighted Average Interest Rate                                      9.4%        13.1%
....................................................................................

As a result of the adoption of IFRIC 12 effective 1Q07, financing expenses are no longer included in cost of sales. For comparative purposes, the weighted average interest rate for 3Q06 includes those interest expenses included in cost of sales.


     New Financings During 3Q07, ViveICA signed a revolving line of credit with an international financial institution for US$50 million in order to finance new projects in various cities. This uncommitted line of credit is denominated in pesos, with a 6 year term and a four year revolving period. It is secured by a guarantee trust, into which the assets corresponding to the financed projects are placed. This revolving credit has not been used as of the end of the third quarter.

Liquidity and Financial Ratios

     The current ratio (current assets/current liabilities) as of the end of 3Q07 increased to 1.96 compared to 1.47 at the end of 3Q06. The increase was principally the result of the combined effect of the payment of El Cajon Hydroelectric Project, the increase in cash from the capital increase, and collection of accounts receivable.


----------------------------------------------------- --------------- -------------
(Ps. million) 3Q06 3Q07
----------------------------------------------------- --------------- -------------
Current Ratio                                                   1.47          1.96
Interest Coverage Ratio                                         4.40          4.99
     (Adjusted EBITDA/net interest expense)
Leverage (Total Debt/Equity)                                    0.91          0.36
----------------------------------------------------- --------------- -------------


*2006 includes interest expense included in cost of sales

     The interest coverage ratio (Adjusted EBITDA/net interest expense) was
4.99. In 3Q06 interest expense and Adjusted EBITDA were adjusted by the interest expense included in the cost of sales.

     The leverage ratio (total debt/equity) was 0.36 as of September 30, 2007, as compared to 0.91 at September 30, 2006.


Investments

     Investments in productive assets, including investments in fixed assets and deferred expenditures, totaled Ps. 410 million in 3Q07. The principal investments were Ps. 106 million in Airports as part of its Master Development Programs and other Airports capital expenditures, investment in concessions for Ps. 219 million, and the purchase of strategic construction machinery.



Subsequent Events
--------------------------------------------------------------------------------

     On October 1, 2007, ICA announced the signing of a US$25 million contract with Hogalia Panama Co. Inc., the Panamanian subsidiary of Spanish developer Grupo Mall, for the construction of the foundations for the Faros de Panama mixed-use complex. With 84 stories and a height of 346 meters (1,135 feet), which is expected to be the tallest building in Latin America.

     On October 3, 2007, ICA's affiliate, Red de Carreteras de Occidente, S.R.L. de C.V. (RCO) paid the Mexican government Ps. 44,051 million for the concession to operate the first package of four FARAC tollroads that was awarded on August 6, 2007. The consortium, of which ICA owns 20%, assumes responsibility for expansion, operation, conservation, and maintenance of Guadalajara Zapotlanejo, Zapotlanejo--Lagos de Moreno, and Leon Lagos Aguascalientes tollroads with a total length of 558 km in the states of Michoacan, Jalisco, Guanajuato, and Aguascalientes. The concession agreement also calls for the consortium to make investments of up to Ps. 1.5 billion in expanding four segments of the tollroads in the coming years.

     On October 6, 2007, the underwriters of the share placement executed their over-allotment option of 11.7 million shares for US$70 million. Of the 11,739,128 shares, 7,043,478 were placed in the international markets and 4,695,650 were placed in the Mexican market.

     On October 23, 2007, ICA announced the signing of four contracts with Proyecto Esmeralda Resort, S.A. de C.V., a subsidiary of Grupo Mall, for the construction of the first stage of the Campeche Playa, Golf, Marina & Spa Resort project located 12 km southwest of Champoton, Campeche. The four contracts total Ps. 1,029 million.


     Notes and disclaimers
--------------------------------------------------------------------------------
Mexican Financial Information Norms: financial statements and other information are presented in accordance with current Financial Information Norms in Mexico (Mexican NIF). These norms differ in certain significant respects from U.S. GAAP.

     Unaudited financials: financial statements are unaudited, preliminary statements.

     Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

     Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or Mexican NIF and should not be considered as an indicator of financial performance or free cash flow under U.S. GAAP or Mexican NIF. Adjusted EBITDA is defined by ICA as net income of majority interest plus: (i) net income of minority interest, (ii) taxes, (iii) share in net income of affiliates, (iv) integral financing cost, (v) other (income) expense, net, and (vi) depreciation and amortization. Adjusted EBITDA is equivalent to the financial measure used in Mexico entitled UAFIDA. ICA's management believes that it provides a useful measure of its own performance that is widely used by investors and analysts to evaluate performance and make comparisons with other companies. Other companies may define a similarly titled concept differently.

     Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of September 30, 2007 purchasing power.

     Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.9510 per U.S. dollar.

     Proportional Consolidation: ICA adopted the proportionate gross consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. This accounting method, which was adopted at the beginning of 2006, affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio Kronsa and the joint venture with Mexican homebuilder GEO in the Housing Development segment. In accordance with Financial Information Norms in Mexico, financial statements for previous periods have not been restated.

     Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

     IFRIC 12: an interpretation of International Financial Reporting Standards issued in November 2006 by the International Financial Reporting Interpretations Committee entitled Service Concession Arrangements. Application of the IFRIC 12 is mandatory as of January 1, 2008, and earlier adoption by companies is recommended. The interpretation refers to the accounting treatment by private sector companies that operate in providing assets and services infrastructure to the public sector, classifying the assets as financial assets, intangible assets, or a combination of both.

     IFRIC 12 draws a distinction between two types of service concession arrangement. In one, the operator receives a financial asset, i.e., an unconditional contractual right to receive cash or another financial asset for the term of the agreement in return for constructing or upgrading the public sector asset. In the other, the operator receives an intangible asset, i.e., no more than a right to charge for use of the public sector asset that it constructs or upgrades. A right to charge users is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. IFRIC 12 also allows for the possibility that both types of arrangement may exist within a single contract. For both the financial asset and the intangible asset, revenues and costs related to construction or improvements are recognized in the income statement during the construction period.

     As a result of the adoption of IFRIC 12, the financial statements for 3Q06 were restated to increase comparability, as shown below:



---------------------------------------------------------------------------------------
                                                  As
                                             originally      IFRIC 12
(Ps. millions) presented effect As restated
---------------------------------------------------------------------------------------
Balance Sheet
---------------------------------------
Current assets .......................           21,238             8          21,245
Long term assets .....................           15,220            99          15,318
Current liabilities ..................           14,501             0          14,501
Long term liabilities ................            7,887            17           7,903
Shareholders equity ..................           14,069            89          14,158

Income Statement
---------------------------------------
Revenues .............................           15,780           364          16,144
Operating income .....................            1,127            61           1,189
Consolidated Net income ..............              640            51             690
---------------------------------------------------------------------------------------